Exhibit 99.1

TransAlta Reports Fourth Quarter and Full Year 2021 Results

CALGARY, AB, Feb. 24, 2022 /CNW/ -

Fourth Quarter 2021 Financial Highlights

  Adjusted EBITDA(1),(2) of $270 million, an increase of 15% over the same period in 2020
  Free Cash Flow ("FCF")(1) of $106 million, or $0.39 per share, an increase of 105% on a per-share basis from the same period in 2020
  Loss before income taxes of $32 million, an improvement of $136 million from the same period in 2020
  Cash flow from operating activities of $54 million, a decrease of 51% from the same period in 2020

Full Year 2021 Financial Highlights

  Adjusted EBITDA(1),(2) of $1.263 billion, an increase of 36% from the same period in 2020
  FCF(1) of $562 million, or $2.07 per share, an increase of 59% on a per-share basis from the same period in 2020
  Loss before income taxes of $380 million, an increase of $77 million from the same period in 2020
  Cash flow from operating activities of $1.0 billion, an increase of 43% from the same period in 2020

Other Business and ESG Highlights

  Announced 600 MW of renewables growth projects, securing 30% of our 5-year 2 GW growth target
  Achieved full phase-out of coal in Canada, with completed coal-to-gas conversions at Sundance Unit 6 and Keephills Units 2 and 3, and ceased mining activities at the Highvale mine
  Reduced annual carbon emissions by 3.9 million tonnes, a 24% reduction compared to 2020
  Acquired a fully contracted 122 MW portfolio of solar assets in North Carolina
  Achieved commercial operations at the 206 MW Windrise wind facility
  Joined the Powering Past Coal Alliance, a global organization of governmental and private sector organizations working to take action on reducing greenhouse gas emissions from coal-fired electricity generation and accelerating the energy transition
  Enhanced and accelerated our near term GHG emissions target to a 75% reduction over 2015 levels
  Reduced our operational waste by 55% compared to 2020 levels
  Reduced our SO2 and NOx emissions by 42% and 29%, respectively, compared to 2020 levels
  Increased our common share dividend by 11% to an annualized dividend of 20 cents per share

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the fourth quarter and full year ended Dec. 31, 2021.

"2021 was a record year for TransAlta. We achieved outstanding financial results, with exceptional performance from our Alberta Hydro and Gas fleets, as well as our Energy Marketing business. On the growth front, we secured 600 MW of renewables growth projects, a great first year for our Clean Electricity Growth Plan, with growth in each of our core geographies. We also reached an important milestone with the completion of the final coal-to-gas conversion, and are now fully off coal in Canada, " said John Kousinioris, President and Chief Executive Officer.

Set out below are additional highlights from the quarter on TransAlta's business activities, including the Company's progress on advancing its Clean Electricity Growth Plan as well as details regarding the Company's financial performance and liquidity.

Key Business Developments

Announced 300 MW White Rock Wind Project and Fully Executed Corporate PPAs
On Dec. 22, 2021, TransAlta executed two long-term Power Purchase Agreements ("PPAs") with  a new customer at its 300 MW White Rock East and White Rock West Wind Power Projects located in Caddo County, Oklahoma. The PPA is with a new customer with an AA credit rating from S&P Global Ratings. The White Rock Wind Projects will consist of 51 Vestas turbines.  Construction is expected to begin in late 2022 with a target commercial operation date in the second half of 2023. TransAlta will construct, operate and own the facility. Total construction capital is estimated at approximately US$460 million to US$470 million and is expected to be financed with a combination of existing liquidity and tax equity financing. Over 90 per cent of the project costs are captured under executed fixed price turbine supply agreements and fixed price engineering, procurement, and construction agreements.  The project is expected to generate average annual EBITDA(1) of approximately US$42 million to US$46 million including production tax credits.

Acquired 122MW North Carolina Solar Portfolio
On Nov. 5, 2021, the Company closed its previously announced acquisition of a 122 MW portfolio of 20 solar photovoltaic sites located in North Carolina (collectively, "North Carolina Solar") for approximately US$99 million (including working capital adjustments) and the assumption of existing tax equity obligations. The acquisition was funded using existing liquidity.

At the closing of the acquisition, TransAlta Renewables Inc. acquired a 100 per cent economic interest in North Carolina Solar from a wholly owned subsidiary of TransAlta through a tracking share structure for aggregate consideration of approximately  US$102 million.

The sites are all operational and were commissioned between November 2019 and May 2021. The facilities are secured by long-term PPAs with Duke Energy, which have an average remaining term of 12 years. Under the PPAs, Duke Energy receives the renewable electricity, capacity, and environmental attributes from each facility. North Carolina Solar is expected to generate an average annual EBITDA(1) of approximately US$9 million.

Construction Commenced on Northern Goldfields Solar and Battery Storage Project
On July 29, 2021, TransAlta Renewables announced that Southern Cross Energy ("SCE"), a subsidiary of the Company and an entity in which TransAlta Renewables owns an indirect economic interest, had reached an agreement to provide BHP Nickel West Pty Ltd. ("BHP") with renewable electricity to its Goldfields-based operations through the construction of the Northern Goldfields Solar Project. The project consists of the 27 MW Mount Keith Solar Farm, 11 MW Leinster Solar Farm, 10 MW/5MWh Leinster Battery Energy Storage System and interconnecting transmission infrastructure, all of which will be integrated into our existing 169 MW Southern Cross Energy North remote network in Western Australia. Construction activities began in the first quarter of 2022, with target completion of the projects expected in the second half of 2022. Total construction capital for the project is estimated at approximately AU$69 million to AU$73 million. The project is expected to generate average annual EBITDA(1) of approximately AU$9 million to AU$10 million.

Executed Long-term PPA with Pembina and Commenced Construction on Garden Plain Wind
On May 3, 2021, the Company announced that it entered into a long-term PPA with Pembina Pipeline Corporation ("Pembina") pursuant to which Pembina has contracted for the renewable electricity and environmental attributes for 100 MW of the 130 MW Garden Plain project. Garden Plain will be located approximately 30 km north of Hanna, Alberta. Construction activities started in the fall of 2021 with target completion of the project expected in the second half of 2022. Total construction capital for the project is estimated at approximately $190 million to $200 million.  The project is expected to contribute between $14 million and $18 million of average annual EBITDA(1).

Alberta Electricity Portfolio
On Dec. 31, 2020, the Alberta Power Purchase Arrangements ("Alberta PPAs") expired and, effective Jan. 1, 2021, the applicable facilities began operating on a fully merchant basis in the Alberta market, forming a core part of the Alberta electricity portfolio optimization activities.

The Alberta electricity portfolio generated gross margin of $864 million, an increase of $405 million compared to the same period in 2020. This performance was driven by strengthened power prices in the province, optimization of production during periods of favourable pricing, partially offset by higher natural gas and carbon pricing and higher transmission costs. Optimization of facilities is driven by the diversity in fuel types, which enables portfolio management and allows for maximization of operating margins. A portion of the baseload generation in the portfolio is hedged to provide cash flow certainty.

Alberta's annual demand for electricity expanded by approximately 3% from 2020 to 2021.  Electricity demand was supported by the economic recovery following the impacts of the COVID-19 pandemic and due to stronger market conditions for energy commodities. The average pool price increased from $47/MWh in 2020 to $102/MWh in 2021. Pool prices were higher in each quarter compared to 2020, generally as a result of competition among generators, higher demand in the province,  tighter supply conditions due to higher planned outages, and higher natural gas and carbon prices. In addition, in 2021, Alberta experienced very strong weather-driven demand in February, June, July and December.

For the year ended Dec. 31, 2021, the Alberta Electricity Portfolio achieved a realized power price of $109 per MWh, compared to the Alberta spot pool price which averaged $102 per MWh. The Company was able to benefit during higher-priced periods by optimizing dispatch of each of the Alberta Hydro, Gas and Energy Transition fleet, ensuring high availability during peak demand, while hedged positions at Alberta Gas and Energy Transition minimized unfavourable market pricing during lower-priced hours in the quarter.

Hedged production for the fiscal year 2022 is 6,278 GWh at an average price of $75 per MWh.

Kent Hills Wind Facility Outage and Rehabilitation of Foundations
On Sept. 27, 2021, the Company's subsidiary, Kent Hills Wind LP, experienced a single tower failure at its 167 MW Kent Hills wind facility in Kent Hills, New Brunswick. Following extensive independent engineering assessments, the root cause failure analysis indicated that deficiencies in the original design of the foundations at Kent Hills 1 and 2 had led to crack propagation within the foundations and that all 50 turbine foundations must be replaced. Foundation replacements will require expenditures of approximately $75 million to $100 million. The remediation plan is expected to commence mid-year and be implemented though 2022 and 2023.  The plan is to return turbines to service as each foundation is completed.

TransAlta and New Brunswick Power Corporation continue discussions to enable the safe return to service of the facilities.

The Company has also provided notice to BNY Trust Company of Canada (the "Trustee") that events of default may have occurred under the trust indenture governing the terms of the non-recourse project bonds (the "Bonds"). The Company is in discussions with the Trustee and holders of the Bonds to negotiate required waivers and amendments while the Company works to remedy the matters described in the notice. Although the Company expects that it will reach agreement with the Trustee and holders of the Bonds with respect to terms of an acceptable waiver and amendment, there can be no assurance that the Company will receive such waivers and amendments.

Achieved Phase-Out of Coal in Canada
During the year, the Company completed the full conversion of Keephills Unit 2, Keephills Unit 3 and Sundance Unit 6 from thermal coal to natural gas. Keephills Unit 2, Keephills Unit 3 and Sundance Unit 6 retained the same generator nameplate capacity of 395 MW, 463 MW and 401 MW, respectively.  Conversion to gas reduces our CO2 emissions intensity by more than half, contributing to the 3.9 million tonnes of annual emissions reductions achieved in 2021 and advancing us toward our target of 75 per cent emissions reduction over 2015 levels by 2026. This also resulted in the end of mining activities at the Highvale mine and, effective Dec. 31, 2021, the mine entered its reclamation phase. As of Dec. 31, 2021, the Company has fully transitioned to natural gas in Canada.

Fortescue Metals Group Ltd. Dispute at South Hedland Power Station
The Company has been engaged in a dispute with Fortescue Metals Group Ltd. ("FMG") as a result of FMG's purported termination of the South Hedland PPA. On May 2, 2021, the Company entered into a conditional settlement with FMG.  The settlement was concluded and the actions were formally dismissed in the Supreme Court of Western Australia on Dec. 7, 2021. The settlement amount has been recorded as revenue in the fourth quarter of 2021, while all other balances previously provided for have been reversed. The settlement has resulted in FMG continuing as a customer of the South Hedland facility.

Liquidity and Financial Position
The Company continues to maintain a strong financial position in part due to long-term contracts and hedged positions. At the end of the fourth quarter, TransAlta had access to $2.2 billion in liquidity, including $947 million in cash and cash equivalents.

Fourth Quarter and Year Ended 2021 Highlights

	3 Months Ended		Year Ended
$ millions, unless otherwise stated	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Adjusted availability (%)	83.8%	87.1%	86.6%	90.7%
Production (GWh)	5,823	7,704	22,105	24,980
Revenues	610	544	2,721	2,101
Adjusted EBITDA(1),(2)	270	234	1,263	927
Loss before income taxes	(32)	(168)	(380)	(303)
Net loss attributable to common shareholders	(78)	(167)	(576)	(336)
Cash flow from operating activities	54	110	1,001	702
FFO(1)	213	161	971	685
FCF(1)	106	52	562	358
Net loss per share attributable to common shareholders, basic and diluted	$(0.29)	$(0.61)	$(2.13)	$(1.22)
FFO per share(1),(5)	$0.79	$0.59	$3.58	$2.49
FCF per share(1),(5)	$0.39	$0.19	$2.07	$1.30
Dividends declared per common share(3)	$0.10	$0.09	$0.19	$0.22
Dividends declared per preferred share(4)	$0.25	$0.50	$1.02	$1.27

Fourth Quarter Financial Results Summary
Adjusted EBITDA(1),(2) for the three months ended Dec. 31, 2021, was $270 million, an increase of $36 million, or 15 per cent compared to the same period in 2020, largely due to higher adjusted EBITDA in our Hydro and Gas segments, which was driven by higher realized prices in the Alberta market, partially offset by lower production at Centralia Unit 2 within our Energy Transition segment due to a transformer failure that has now been resolved and an unplanned outage at the Kent Hills 1 and 2 wind facilities.

Net loss attributable to common shareholders for the three months ended Dec. 31, 2021, was $78 million compared to a net loss of $167 million in the same period of 2020, an improvement of $89 million. The net loss in 2021 was favourably impacted by lower depreciation and amortization expense related to asset retirements and impairments in our Gas and Energy Transition segments and higher adjusted EBITDA.

Cash flow from operating activities for the three months ended Dec. 31, 2021, was $54 million, a decrease of $56 million compared with 2020, primarily due to changes in non-cash working capital.

FCF(1) for the three months ended Dec. 31, 2021, was $106 million compared to $52 million for 2020, as a result of higher adjusted EBITDA due to higher realized prices in Alberta, settlement of provisions and lower sustaining capital expenditures, partially offset by higher distributions paid to subsidiaries' non-controlling interests.

Full Year 2021 Financial Results Summary
Adjusted EBITDA(1),(2) for the full year ended Dec. 31, 2021, was $1.263 billion, an increase of $336 million compared to 2020. Adjusted EBITDA increased largely due to higher gross margin, driven by higher realized prices and dispatch optimization in the Alberta market from our merchant facilities residing in the Alberta Electricity Portfolio across the Hydro, Wind and Solar, Gas, and Energy Transition segments. In addition, the Energy Marketing segment also increased adjusted EBITDA due to favourable short-term trading of both physical and financial power and natural gas products across North American markets. This increase was partially offset by  the retirement of Centralia Unit 1, unplanned outages at Centralia Unit 2 in the Energy Transition segment and the extended site outage at the Kent Hills 1 and 2 wind facilities.

Loss before income taxes for the full year ended Dec. 31, 2021, was $380 million, compared to $303 million for 2020, an increase of $77 million. Net loss attributable to common shareholders for 2021 was $576 million compared to a loss of $336 million in 2020. The higher loss before income taxes and the higher net loss attributable to common shareholders in 2021 was largely driven by higher asset impairments related to decisions to shut down the Highvale mine, suspend the Sundance 5 repowering project and planned retirements of Sundance Unit 4 and Keephills Unit 1. These higher asset impairments were partially offset by higher adjusted EBITDA largely resulting from the strong performance of the Alberta Electricity Portfolio across all of our fuel segments, higher gains on sale of assets due to the sale of equipment in the Energy Transition segment,  the sale of the Pioneer Pipeline in the Gas segment, and lower depreciation. The higher net loss attributable to common shareholders was also impacted by higher income tax expense in 2021 due to the higher earnings from the Energy Marketing segment and the Alberta Electricity Portfolio.

Cash flow from operating activities for the full year ended Dec. 31, 2021, was $1,001 million, compared to $702 million for 2020, an increase of $299 million, primarily due to higher revenues being realized in Alberta on the merchant assets and changes in non-cash working capital, partially offset by higher fuel and purchased power and OM&A costs as the Company transitioned off coal.

FCF(1) for the full year ended Dec. 31, 2021, was $562 million, an increase of $204 million compared to $358 million for 2020, driven primarily by higher adjusted EBITDA, partially offset by an increase in sustaining capital spending related to higher planned maintenance and facility turnarounds, settlement of provisions and higher distributions paid to subsidiaries' non-controlling interests.

Segmented Results For the year ended Dec. 31 ($ millions)	Adjusted EBITDA(1),(2)
	2021	2020
Hydro	$322	$105
Wind and Solar	$262	$248
Gas	$494	$367
Energy Transition	$133	$175
Energy Marketing	$137	$113
Corporate	$(85)	$(81)
Total	$1,263	$927

Hydro:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2021, increased by $217 million compared to 2020. Effective Jan. 1, 2021, with the expiration of the Alberta PPA for our Alberta Hydro Assets, these facilities began operating on a merchant basis in the Alberta power market. This eliminated the net payment obligations under the Alberta PPA. With strong availability during periods of market volatility, the Company captured higher energy and ancillary service revenue, partially offset by increased costs related to portfolio management services, dam safety staffing, dredging and station services.

Wind and Solar:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2021, increased by $14 million compared to 2020, primarily due to higher merchant pricing in Alberta, a full year of operations from the Skookumchuck wind facility and the WindCharger battery storage facility as well as incremental value from the newly commissioned or acquired assets in 2021: consisting of the Windrise wind facility and the North Carolina Solar facility. Also, fuel and purchased power costs were lower in 2021 due to the AESO transmission line loss recorded in 2020. Adjusted EBITDA was negatively impacted by lower wind resources in Eastern Canada and the US, the unplanned outage at the Kent Hills 1 and 2 wind facilities and the weakening US dollar relative to the Canadian dollar

Gas:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2021, increased by $127 million compared to 2020, primarily due to higher merchant pricing in the Alberta market, the South Hedland PPA contract settlement and incremental production from a full year of operations at our Ada cogeneration facility, partially offset by an increase in fuel, unplanned short-term steam supply outages at our Sarnia cogeneration facility, higher OM&A costs related to the BHP pass-through projects and legal fees related to the South Hedland PPA contract settlement.

Energy Transition:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2021, decreased by $42 million compared to 2020, primarily due the planned retirement of Centralia Unit 1, higher fuel and purchased power due to unplanned outages at Centralia Unit 2, higher carbon compliance costs for the Alberta assets primarily due to an increase in carbon prices and the weakening of the US dollar relative to the Canadian dollar throughout the year, partially offset by dispatch optimization of the Alberta assets and lower OM&A as a result the planned retirement of Centralia Unit 1.

Energy Marketing:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2021, increased by $24 million compared to 2020 results. Results were better primarily due to favourable short-term trading of both physical and financial power and natural gas products across all North American markets. This was partially offset by OM&A increases due to higher incentives related to stronger performance. The Energy Marketing team was able to capitalize on short-term market volatility in the markets in which we trade without materially changing the risk profile of the business unit.

Corporate:

  Our Corporate overhead costs for the year ended Dec. 31, 2021, increased by $4 million compared to 2020, primarily due to higher incentive payments, higher employee costs, higher insurance costs, and higher legal fees for settlement of outstanding legal issues, partially offset by the receipt of CEWS funding and realized gains from the total return swap. A portion of the settlement costs of our employee share-based payment plans is hedged by entering into total return swaps, which are cash settled every quarter. Excluding the impact of the total return swap, staffing costs increased due to additional headcount to support growth initiatives. As previously committed, the CEWS funding is being used to support incremental employment within the Company.

Conference call
TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, February 24, 2022, to discuss our fourth quarter and full year 2021 results. The call will begin with a short address by John Kousinioris, President and Chief Executive Officer and Todd Stack, EVP Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Dial-in numbers - Fourth Quarter and Full Year 2021 Results:
Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations . If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 983771 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes
(1)	These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results.
(2)	In the fourth quarter of 2021, Comparable EBITDA was relabelled as adjusted EBITDA to align with industry standard terminology.
(3)	No dividends were declared in first quarter of 2021 as the quarterly dividend related to the period covering the first quarter of 2021 was declared in December 2020.
(4)	Weighted average of the Series A, B, C, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.
(5)	Funds from operations per share and free cash flow per share are calculated using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding at Dec. 31, 2021 was 271 million shares (2020 - 275 million shares).

Non-IFRS financial measures and other specified financial measures
We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below.  Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with IFRS.  We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS.  They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as an alternative for, or more meaningful than our IFRS results.

Adjusted EBITDA
In the fourth quarter of 2021, comparable EBITDA was relabelled as adjusted EBITDA to align with industry standard terminology. Each business segment assumes responsibility for its operating results measured to adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core business profitability. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results excluding those items that may not be reflective of ongoing business performance.  This presentation may facilitate the readers analysis of trends.  Adjusted EBITDA is a non-IFRS measure.

Average Annual EBITDA
Average annual EBITDA is a non-IFRS financial measure that is forward-looking, used to show the average annual EBITDA that the project currently under construction is expected to generate upon completion.

Funds From Operations ("FFO")
FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")
FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF  is a non-IFRS measure.

Non-IFRS Ratios
FFO per share, FCF per share, FFO before interest to adjusted interest coverage and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. See the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

FFO per share and FCF per share
FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period.  FFO per share and FCF per share is a non-IFRS ratio.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis
The following table reflects adjusted EBITDA and provides reconciliation to earnings (loss) before income taxes for the year ended Dec. 31, 2021 and Dec. 31, 2020:

Year ended Dec. 31, 2021	Attributable to common shareholders
$ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	383	323	1,109	709	211	4	2,739	(18)	—	2,721
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	25	(40)	19	(38)	—	(34)	—	34	—
Decrease in finance lease receivable	—	—	41	—	—	—	41	—	(41)	—
Finance lease income	—	—	25	—	—	—	25	—	(25)	—
Unrealized foreign exchange gain on commodity	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted Revenues	383	348	1,132	728	173	4	2,768	(18)	(29)	2,721
Fuel and purchased power	16	17	457	560	—	4	1,054	—	—	1,054
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Mine depreciation	—	—	(79)	(111)	—	—	(190)	—	190	—
Coal inventory write-down	—	—	—	(17)	—	—	(17)	—	17	—
Adjusted fuel and purchased power	16	17	374	432	—	4	843	—	211	1,054
Carbon compliance	—	—	118	60	—	—	178	—	—	178
Gross margin	367	331	640	236	173	—	1,747	(18)	(240)	1,489
OM&A	42	59	175	117	36	84	513	(2)	—	511
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(26)	—	—	(28)	—	28	—
Curtailment gain	—	—	—	6	—	—	6	—	(6)	—
Adjusted OM&A	42	59	173	97	36	84	491	(2)	22	511
Taxes, other than income taxes	3	10	13	6	—	1	33	(1)	—	32
Net other operating expense (income)	—	—	(40)	48	—	—	8	—	—	8
Reclassifications and adjustments:
Royalty onerous contract and contract t ermination penalties	—	—	—	(48)	—	—	(48)	—	48	—
Adjusted net other operating income	—	—	(40)	—	—	—	(40)	—	48	8
Adjusted EBITDA	322	262	494	133	137	(85)	1,263
Equity income from associate										9
Finance lease income										25
Depreciation and amortization										(529)
Asset impairment										(648)
Net interest expense										(245)
Foreign exchange loss										16
Gain on sale of assets and other										54
Loss before income taxes										(380)
(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment.

Year ended Dec.31, 2020	Attributable to common shareholders
$ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	152	332	787	704	122	7	2104	(3)	—	2,101
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	2	33	(14)	21	—	42	—	(42)	—
Decrease in finance lease receivable	—	—	17	—	—	—	17	—	(17)	—
Finance lease income	—	—	7	—	—	—	7	—	(7)	—
Unrealized foreign exchange loss on commodity	—	—	4	—	—	—	4	—	(4)	—
Adjusted Revenues	152	334	848	690	143	7	2,174	(3)	(70)	2,101
Fuel and purchased power	8	25	325	435	—	12	805	—	—	805
Reclassifications and adjustments:
Mine Depreciation	—	—	(100)	(46)	—	—	(146)	—	146	—
Coal Inventory write-down	—	—	—	(37)	—	—	(37)	—	37	—
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted fuel and purchased power	8	25	221	352	—	12	618	—	187	805
Carbon compliance	—	—	120	48	—	(5)	163	—	—	163
Gross margin	144	309	507	290	143	—	1,393	(3)	(257)	1,133
OM&A	37	53	166	106	30	80	472	—	—	472
Taxes, other than income taxes	2	8	13	9	—	1	33	—	—	33
Net other operating expense (income)	—	—	(11)	—	—	—	(11)	—	—	(11)
Reclassifications and adjustments:
Impact of Sheerness going off-coal	—	—	(28)	—	—	—	(28)	—	28	—
Adjusted net other operating income			(39)	—	—	—	(39)	—	28	(11)
Adjusted EBITDA	105	248	367	175	113	(81)	927
Equity income from associate										1
Finance lease income										7
Depreciation and amortization										(654)
Asset impairment										(84)
Net interest expense										(238)
Foreign exchange loss										17
Gain on sale of assets and other										9
Loss before income taxes										(303)
(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended Dec. 31, 2021:

	Attributable to common shareholders
$ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	84	98	172	238	26	(2)	616	(6)	—	610
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	3	82	(8)	(12)	—	65	—	(65)	—
Decrease in finance lease receivable	—	—	11	—	—	—	11	—	(11)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Unrealized foreign exchange (gain) loss on commodity	—	—	—	—	—	—	—	—	—	—
Adjusted Revenues	84	101	271	230	14	(2)	698	(6)	(82)	610
Fuel and purchased power	9	6	110	149	—	(2)	272	—	—	272
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Mine Depreciation	—	—	—	(11)	—	—	(11)	—	11	—
Coal Inventory write-down	—	—	—	(1)	—	—	(1)	—	1	—
Adjusted fuel and purchased power	9	6	109	137	—	(2)	259	—	13	272
Carbon compliance	—	—	14	25	—	—	39	—	—	39
Gross margin	75	95	148	68	14	—	400	(6)	(95)	299
OM&A	7	17	46	20	5	29	124	—	—	124
Reclassifications and adjustments:
Parts and materials write-down	—	—	—	3	—	—	3	—	(3)	—
Curtailment gain	—	—	—	6	—	—	6	—	(6)	—
Adjusted OM&A	7	17	46	29	5	29	133	—	(9)	124
Taxes, other than income taxes	1	2	2	1	—	—	6	—	—	6
Net other operating income	—	—	(10)	(8)	—	—	(18)	—	—	(18)
Reclassifications and adjustments:
Royalty onerous contract and contract t ermination penalties	—	—	—	9	—	—	9	—	(9)	—
Adjusted net other operating income	—	—	(10)	1	—	—	(9)	—	(9)	(18)
Adjusted EBITDA	67	76	110	37	9	(29)	270
Equity income										4
Finance income from subsidiaries										6
Depreciation and amortization										(134)
Asset impairment										(28)
Net interest expense										(59)
Foreign exchange loss										(6)
Gain on sale of assets and other										(2)
Loss before income taxes										(32)
(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment. Includes reclassification adjustments.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended Dec. 31, 2020:

	Attributable to common shareholders
$ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments and other(1)	Reclass Adjustments	IFRS Financials
Revenues	31	92	167	230	19	8	547	(3)	—	544
Reclassifications and adjustments:	—	—	—	—	—	—	—	—	—	—
Unrealized mark-to-market (gain) loss	—	10	34	(10)	10	—	44	—	(44)	—
Decrease in finance lease receivable	—	—	6	—	—	—	6	—	(6)	—
Finance lease income	—	—	3	—	—	—	3	—	(3)	—
Australian interest income	—	—	4	—	—	—	4	—	(4)	—
Adjusted Revenues	31	102	214	220	29	8	604	(3)	(57)	544
Fuel and purchased power	(1)	11	98	166	—	8	282	—	—	282
Reclassifications and adjustments:	—	—	—	—	—	—	—	—	—	—
Mine Depreciation	—	—	(40)	(18)	—	—	(58)	—	58	—
Coal Inventory write-down	—	—	—	(15)	—	—	(15)	—	15	—
Adjusted fuel and purchased power	(1)	11	57	133	—	8	208	—	74	282
Carbon compliance	—	—	30	15	—	—	45	—	—	45
Gross margin	32	91	127	72	29	—	351	(3)	(131)	217
OM&A	9	13			6	21	118	—	—	118
Taxes, other than income taxes	1	1			—	1	8	—	—	8
Net other operating expense (income)	—	—			—	—	19	—	—	19
Adjusted EBITDA	22	77	92	42	23	(22)	234
Equity income										1
Finance income from subsidiaries										4
Depreciation and amortization										(173)
Asset impairment										(17)
Net interest expense										(64)
Foreign exchange loss										2
Gain on sale of assets and other										7
Loss before income taxes										(168)
(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment. Includes reclassification adjustments.

Reconciliation of Cash flow from operations to FFO and FCF
The table below reconciles our cash flow from operating activities to our FFO and FCF:

	3 Months Ended		Year Ended
$ millions unless otherwise stated	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Cash flow from operating activities(1)	54	110	1,001	702
Change in non-cash operating working capital balances	148	25	(174)	(89)
Cash flow from operations before changes in working capital	202	135	827	613
Adjustments
Share of adjusted FFO from joint venture(1)	6	3	13	3
Decrease in finance lease receivable	11	6	41	17
Clean energy transition provisions and adjustments(2)	(6)	15	79	37
Other(3)	—	2	11	15
FFO(4)	213	161	971	685
Deduct:
Sustaining capital(1)	(55)	(58)	(199)	(157)
Productivity capital	(2)	(3)	(4)	(4)
Dividends paid on preferred shares	(10)	(9)	(39)	(39)
Distributions paid to subsidiaries' non-controlling interests	(38)	(29)	(159)	(102)
Principal payments on lease liabilities(1)	(2)	(10)	(8)	(25)
FCF(4)	106	52	562	358
Weighted average number of common shares outstanding in the year	271	273	271	275
FFO per share(4)	0.79	0.59	3.58	2.49
FCF per share(4)	0.39	0.19	2.07	1.30
(1) Includes our share of amounts for Skookumchuck, an equity accounted joint venture.
(2)  Includes write-down on parts and material inventory for our coal operations, write-down on coal inventory to net realizable value and amounts due to contractors for not proceeding with the Sundance Unit 5 repowering project and impairment of a previously recognized deferred asset, as it is no longer likely that we will incur sufficient capital or operating expenditures to utilize the remaining credit.
(3) Other consists of production tax credits which is a reduction to tax equity debt.
(4) These items are not defined and have no standardized meaning under IFRS. Please refer to the Non-IFRS financial measures and other specified financial measures section of this earnings release.

The table below bridges our adjusted EBITDA to our FFO and FCF for the three months and year ended Dec. 31, 2021 and 2020:

	3 Months Ended		Year ended
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Adjusted EBITDA(1)	270	234	1,263	927
Provisions and other	(18)	(10)	(43)	7
Interest expense(2)	(51)	(56)	(200)	(192)
Current income tax expense(2)	3	5	(55)	(35)
Realized foreign exchange gain (loss)	(4)	(1)	(2)	8
Decommissioning and restoration costs settled(2)	(5)	(5)	(18)	(18)
Other non-cash items(4)	18	(6)	26	(12)
FFO(3)	213	161	971	685
Deduct:
Sustaining capital(2)	(55)	(58)	(199)	(157)
Productivity capital	(2)	(3)	(4)	(4)
Dividends paid on preferred shares	(10)	(9)	(39)	(39)
Distributions paid to subsidiaries' non-controlling interests	(38)	(29)	(159)	(102)
Principal payments on lease liabilities(2)	(2)	(10)	(8)	(25)
FCF(3)	106	52	562	358
(1) Adjusted EBITDA is defined in the Non-IFRS financial measures and other specified financial measures section of this earnings release and reconciled to earnings (loss) before income taxes above.
(2) Includes our share of amounts for Skookumchuck, an equity accounted joint venture.
(3) FFO and FCF are defined in the Non-IFRS financial measures and other specified financial measures section of this earnings release and reconciled to cash flow from operating activities above.
(4) Other consists of production tax credits which is a reduction to tax equity debt.

TransAlta is in the process of filing its Annual Information Form, Audited Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com.

TransAlta will also be filing its Form 40-F with the U.S. Securities and Exchange Commission. The form will be available through their website at www.sec.gov. Paper copies of all documents are available to shareholders free of charge upon request.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information
This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the construction of the 300 MW White Rock East and White Rock West Wind Power Projects, including timing, amount of construction capital, securing tax equity financing, and expected range of average annual EBITDA; the average annual adjusted EBITDA expected for the North Carolina solar portfolio;  the Northern Goldfields solar and battery project, including timing for commercial operation, amount of construction capital and average annual EBITDA; the Garden Plain wind project, including the timing for commercial operation, total construction capital and average annual EBITDA; the Kent Hills facility outage, including the timing and cost of remediation, and ability to reach agreement with the Trustee and holders of Bonds in respect of any related waivers and amendments; the utilization of CEWS funding; and our ability to achieve our sustainability targets.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following material assumptions: impacts arising from COVID-19 not becoming significantly more onerous on the Company, which includes the Company being permitted to continue as an essential service; merchant power prices in Alberta and the Pacific Northwest;  our proportionate ownership of TransAlta Renewables not changing materially; no material decline in the dividends expected to be received from TransAlta Renewables; the expected life extension of the coal fleet and anticipated financial results generated on conversion; assumptions regarding the ability of the converted units to successfully compete in the Alberta energy-only market; and assumptions regarding our current strategy and priorities, including as it pertains to our ability to realize the full economic benefit from the capacity, energy and ancillary services from our Alberta hydro assets. Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, but are not limited to: the impact of COVID-19, including more restrictive directives of government and public health authorities; increased force majeure claims; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains, including our ability to secure necessary equipment and to obtain regulatory approvals on the expected timelines or at all in respect of our growth projects; restricted access to capital and increased borrowing costs; changes in short-term and/or long-term electricity supply and demand; fluctuations in market prices, including lower merchant pricing in Alberta, Ontario or Mid-Columbia; reductions in production; increased costs; a higher rate of losses on our accounts receivables due to credit defaults; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including increased cyber security threats; commodity risk management and energy trading risks, including the effectiveness of the Company's risk management tools associated with hedging and trading procedures to protect against significant losses; changes in demand for electricity and capacity and our risk relating to our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages; disruptions in the transmission and distribution of electricity; the effects of weather, including man made or natural disasters and other climate-change related risks; unexpected increases in cost structure; reductions to our generating units' relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas, as well as the extent of water, solar or wind resources required to operate our facilities; general  economic risks, including deterioration of equity markets, increasing interest rates or rising inflation; failure to meet financial expectations; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, cyberattacks, diplomatic developments or other similar events; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner, or at all, including if the remediation at the Kent Hills wind facilities is more costly than expected; the holders of the Kent Hills Bonds declaring the principal and interest on the bonds and all other amounts, together with any make-whole amount due thereunder, to be immediately due and payable; industry risk and competition; fluctuations in the value of foreign currencies; structural subordination of securities; counterparty credit risk; changes to our relationship with, or ownership of, TransAlta Renewables; changes in the payment or receipt of future dividends, including from TransAlta Renewables; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks, and delays in the construction or commissioning of projects; inadequacy or unavailability of insurance coverage; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; labour relations matters and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:https://www.prnewswire.com/news-releases/transalta-reports-fourth-quarter-and-full-year-2021-results-301489640.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2022/24/c4220.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:06e 24-FEB-22